TERRA NOVA GOLD CORP.




                                               TSX VENTURE EXCHANGE SYMBOL:  TGC
                                               BERLIN STOCK EXCHANGE SYMBOL: GLT

                                                                   APRIL 1, 2003

NEWS  RELEASE

The Company wishes to announce that pursuant to section 111 of the Securities Act (British Columbia) David Patterson has, as a result of a series of purchases made between March 20, 2003 and March 27, 2003, acquired through the facilities of the TSX Venture Exchange, 44,500 common shares ("Shares") of the Company. The Shares together with Mr. Patterson's current holdings of 867,500 common shares of the Company represent 10.5% of the issued and outstanding common shares of the Company. Mr. Patterson also holds 525,000 share purchase warrants and stock options to purchase an equal number of common shares of the Company. Assuming exercise by Mr. Patterson of all his warrants and options, he would hold a maximum of 1,392,500 common shares, representing 14.5% of Company's then issued and outstanding share capital. The Shares were acquired by Mr. Patterson for investment purposes.


            On behalf of the Board of Directors,TERRA NOVA GOLD CORP.
                                "David Patterson"
                                    Chairman